# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08830
Date of event which requires filing of this statement: 05/27/2025
Amends the filing with accession number 0000947871-22-000750
Filed by CIK 0001804598
Persons authorized to receive notices and communications: GMS Ventures and Investments, Intertrust Corporate Services(Cayman)Ltd, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands (E9), KYI-9007, 962 6 582 7999; Allen Overy Shearman Sterling, Bank of America Tower, 800 Capitol Street, Suite 2200, Houston, Texas (TX), 77002, (713) 354-4900

## Reporting persons
- GMS VENTURES & INVESTMENTS (CIK 0001804598): type of reporting person: investment company (IV); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 29,040,929; sole dispositive power 0; shared dispositive power 29,040,929; aggregate amount beneficially owned 29,040,929 (50.3% of the class)
- SUKHTIAN GHIATH M. (CIK 0001717441): type of reporting person: other (OO); citizenship or place of organization: Jordan (M2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,040,929; sole dispositive power 0; shared dispositive power 29,040,929; aggregate amount beneficially owned 29,040,929 (50.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08830
Comment:
This Amendment No. 5 ("Amendment No. 5") to Schedule 13D supplements and amends the statement on Schedule 13D of GMS Ventures and Investments ("GMS Ventures") and Ghiath M. Sukhtian ("Sukhtian" and, together with GMS Ventures, the "Reporting Persons") originally filed with the SEC on July 7, 2022, as amended by Amendment No. 1 thereto, filed with the SEC on December 29, 2022, Amendment No. 2 thereto, filed with the SEC on March 20, 2024, Amendment No. 3 thereto, filed with the SEC on January 22, 2025 and Amendment No. 4 thereto, filed with the SEC on March 12, 2025 (together, as so amended, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 5, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 5 to report certain changes in their beneficial ownership of Shares of the Issuer as a result of the May 2025 Public Offering, as defined and described in Item 4 of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

The source of funds for the purchases in the May 2025 Public Offering (as defined below) was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

On May 27, 2025, the Issuer closed the sale of an aggregate of 9,285,714 Shares and accompanying warrants to acquire an aggregate of 18,571,428 Shares in a registered underwritten public offering (the "May 2025 Public Offering"). GMS Ventures purchased 4,285,714 Shares and accompanying warrants to purchase 8,571,428 Shares (the "Public Offering Warrants") in the May 2025 Public Offering, at a purchase price per Share and accompanying Public Offering Warrant of $1.40, for an aggregate purchase price of $6,000,000 (the "May 2025 Share Purchase"). The Public Offering Warrants have a per share exercise price equal to $1.40 and will expire on May 27, 2030.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 42,192,728 outstanding Shares of the Issuer as of May 22, 2025, as set forth in the Issuer's Prospectus Supplement, as filed pursuant to Rule 424(b)(5), filed with the SEC on May 22, 2025, plus 3,458,571 Shares underlying Tranche A Inducement Warrants, 3,458,571 Shares underlying Tranche B Inducement Warrants and 8,571,428 Shares underlying Public Offering Warrants.

As of the date hereof, GMS Ventures directly owns 13,552,359 Shares and 15,488,570 warrants to purchase Shares, representing a total of 29,040,929 Shares beneficially owned by GMS Ventures. This represents approximately 50.3% of the outstanding Shares, calculated pursuant to Rule 13d-3 under the Act.

Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Act. This represents approximately 50.3% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
GMS Ventures:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,040,929
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,040,929

Sukhtian:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,040,929
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,040,929
Transactions in the class effected during the past sixty days: The transactions described in Item 4 are incorporated herein by reference. Except as described in Item 4, the Reporting Persons have not effected any transactions in Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement, between Ghiath M. Sukhtian and GMS Ventures and Investments, dated January 22, 2025.*
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2. Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics,
Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the SEC on April 22, 2022).
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3. Power of Attorney by Ghiath M. Sukhtian, dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on
January 29, 2020).
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4. Power of Attorney by GMS Ventures and Investments, dated as of February 25, 2020
(incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and
Investments with the SEC on February 27, 2020).
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5. Form of Inducement Letter, dated as of January 16, 2025 (incorporated by reference to
Exhibit 10.1 of to the Issuer's Form 8-K, filed with the SEC on January 16, 2025).
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6. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer's Form 8-K, filed with the SEC on January
16, 2025).
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7. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 of to the Issuer's Form 8-K, filed with the SEC on January 16,
2025).
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8. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 of to the Issuer's Form 8-K, filed with the SEC on May 23, 2025).
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* Filed herewith.

## Signatures
- GMS VENTURES & INVESTMENTS: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon/Attorney-in-Fact (05/28/2025)
- SUKHTIAN GHIATH M.: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon/Attorney-in-Fact (05/28/2025)